REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the three months ended March 31, 2018

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

			December 31, 2017
As at	Notes	March 31, 2018	(Audited)
Assets

Current assets
Cash and cash equivalents		$221,363	$497,093
Sales taxes recoverable		55,498	48,542
Prepaid expenses and deposits		151,771	289,226
		428,632	834,861
Non-current assets
Equipment	6	10,416	11,165

Total assets		$439,048	$846,026

Liabilities

Current liabilities
Accounts payable and accrued liabilities	8	$1,251,511	$1,166,023

Shareholders’ (deficiency) equity
Common shares	7	26,182,073	26,182,073
Contributed surplus	7	4,287,947	4,287,947
Accumulated deficit		(31,282,483)	(30,790,017)
Total shareholders’ (deficiency) equity		(812,463)	(319,997)

Total liabilities and shareholders’ (deficiency) equity		$439,048	$846,026

Events after the reporting date	13

Continuance of Operations	2 (a)

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended
(Stated in Canadian Dollars)
(Unaudited)

	March 31,	March 31,
For the period ended	2018	2017

Expenses
Research and development (Note 8)	58,046	324,650
General and administrative (Notes 5, 6, and 8)	428,283	1,374,835

Loss before other items	(486,329)	(1,699,485)
Other items:
Foreign exchange gain/(loss)	(6,137)	(12,953)
Interest income	-	717

Total comprehensive loss	$(492,466)	$(1,711,721)

Basic and diluted loss per share	$(0.03)	$(0.10)

Weighted average shares outstanding	16,720,093	16,720,093

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended
(Stated in Canadian Dollars)
(Unaudited)

	March 31,	March 31,
For the period ended	2018	2017

Operating activities

Net loss	$(492,466)	$(1,711,721)
Add items not involving cash:
Depreciation	749	1,026
Stock-based compensation	-	115,800

Changes in non-cash working capital balances:
Sales taxes recoverable	(6,956)	(43,138)
Prepaid expenses and deposits	137,455	(288,092)
Accounts payable and accrued liabilities	85,488	48,661
Net cash used in operating activities	(275,730)	(1,877,464)

Investing activities

Guaranteed investment certificate redemption	-	520,000
Net cash provided by investing activities	-	520,000

Financing activities

Issuance of common shares, net	-	3,221,161
Net cash provided by financing activities	-	3,221,161

Increase (decrease) in cash and cash equivalents during the period	(275,730)	1,863,697

Cash and cash equivalents, beginning of the period	497,093	60,752

Cash and cash equivalents, end of the period	$221,363	$1,924,449

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2018 and 2017 and the year ended December 31, 2017
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2017	21,442,629	$26,182,073	$4,287,947	$(30,790,017)	$(319,997)
Net loss for the period	-	-	-	(492,466)	(492,466)
Balance, March 31, 2017	21,442,629	$26,182,073	$4,287,947	$(31,282,483)	$(812,463)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2017	15,657,530	$21,910,238	$4,071,899	$(24,775,687)	$1,206,450
Shares issued upon exercise of warrants for cash at $0.85 – Note 7 (h)	408,818	347,496	-	-	347,496
Share issued – Note 7 b) i	2,532,100	3,165,264	-	-	3,165,264
Finders fees – Note 7 (b) i	-	(391,847)	100,248	-	(291,599)
Stock-based compensation – Note 7 (e)	-	-	115,800	-	115,800
Net loss for the period	-	-	-	(1,711,721)	(1,711,721)
Balance, March 31, 2017	18,598,448	$25,031,151	$4,287,947	$(26,487,408)	$2,831,690

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2018 and 2017 and the year ended December 31, 2017
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2017	15,657,530	$21,910,238	$4,071,899	$(24,775,687)	$1,206,450
Shares issued upon exercise of warrants for cash at $0.85 – Note 8 (h)	437,118	371,551	-	-	371,551
Share issued – Note 8 b) i	5,347,981	4,320,497	-	-	4,320,497
Finders fees – Note 8 (b) i	-	(420,213)	100,248	-	(319,965)
Stock-based compensation – Note 8 (e)	-	-	115,800	-	115,800
Net loss for the year	-	-	-	(6,014,330)	(6,014,330)
Balance, December 31, 2017	21,442,629	$26,182,073	$4,287,947	$(30,790,017)	$(319,997)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011. The Company’s reporting jurisdiction is British Columbia. Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These condensed consolidated interim financial statements for the three-month period ended March 31, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2017 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Subsidiaries are entities controlled by RepliCel. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. The accompanying consolidated financial statements include the account of RepliCel Life Sciences Inc. and its wholly-owned subsidiary, Trichoscience Innovations Inc. (“Trichoscience”).

The condensed consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2017 annual financial statements. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 30, 2018.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a) Continuance of Operations

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At March 31, 2018, the Company is in the research stage, has accumulated losses of $31,282,483 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $492,466 during the three-month period ended March 31, 2018 and, as of that date, the Company’s consolidated current liabilities exceeded its total assets by $812,463. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This casts substantial doubt about the Company’s ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - continued

a) Continuance of Operations - continued

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations. While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies and sources of estimation uncertainty that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed consolidated interim financial statements within the next financial year are the same as those that applied to the Company’s 2017 annual financial statements.

4.	Accounting Standards, Amendments and Interpretations

Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2016. They have not been early adopted in these condensed interim consolidated financial statements, and are expected to affect the Company in the period of initial application. In all cases the Company intends to apply these standards from application date as indicated below:

•	IFRS 16 Leases

The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

4.	Accounting Standards, Amendments and Interpretations - continued

Standards, Amendments and Interpretations Not Yet Effective – continued

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

5.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 440,000 common shares of RepliCel. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 340,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent. These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$5.00 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$5.00.

During the three months ended March 31, 20187, Nil (2017 - nil) common shares held in escrow were released and Nil (2016 - 60,000) common shares were cancelled and returned to the Company in connection with the resignation of the Company’s previous CEO. Stock based compensation of Nil (representing the fair value of the shares that were released when the escrow agreement was modified) was recognized for these shares during the period ended March 31, 2018 (Three month ended Mach 31, 2017: $nil). The fair value of the shares on modification was $3.10. The other 100,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

6.	Equipment

	Furniture and	Computer
	Equipment	Equipment	Total

Cost:
At January 1, 2018	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At March 31, 2018	14,249	$41,751	$56,000

Depreciation:
At January 1, 2018	10,729	34,106	44,835
Charge for the period	176	573	749
Elimination on disposal	-	-	-
At March 31, 2018	10,905	34,679	45,584
Net book value at March 31, 2018	$3,344	$7,072	$10,416

	Furniture and	Computer
	Equipment	Equipment	Total

Cost:
At January 1, 2017	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At March 31, 2017	14,249	41,751	56,000

Depreciation:
At January 1, 2017	9,849	30,832	40,681
Charge for the period	220	818	1,038
Elimination on disposal	-	-	-
At March 31, 2017	10,069	31,650	41,719
Net book value at March 31, 2017	$4,180	$10,101	$14,281

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital

a)	Authorized:

Unlimited common shares without par value

Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b)	Issued and Outstanding:

There were no share activities during the three-months period ended March 31, 2018. During the three-month period ended March 31, 2017:

i)

On February 24, 2017, the Company completed a private placement of 2,532,100 units for gross proceeds of $3,165,264. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional share for a period of three years from the closing of the financing at a price of $2.00 per share.

Echelon Wealth Partners Inc. (“Echelon”), Haywood Securities Inc. and Clarus Securities Inc. (collectively, the “Agents”) acted as agents with respect to the Brokered Financing. Echelon received a commission of $218,130 and the Agents received agents’ warrants to purchase an aggregate of 174,504 Shares of the Company at a price of $2.00 per share for a period of three years from closing of the Financings. Echelon also received a corporate finance fee of $44,800 and 15,000 agent’s warrants in connection with the Non-Brokered Financing.

The fair value of the agent’s warrants was $100,248. The fair value of the agent’s warrants has been estimated using the Black Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0% (2) expected volatility – 96.81% (3) risk free rate – 1.11% (4) expected life – 36 months.

c)	Stock Option Plans:

(i)

On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants. The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

(ii)

Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after six to seven years. Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

d)	Fair value of Company Options Issued from January 1, 2017 to March 31, 2018

There were no stock options granted during the three-months period ended March 31, 2018.

During the three-months period ended March 31, 2017, 75,000 options were granted to a director of the Company, and Nil options were forfeited.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e)	Stock-based Compensation

The Company recognized a fair value of $Nil (2017: $115,800), as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements for the three month ended March 31, 2018 and March 31, 2017.

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the three months ended March 31, 2018 and the year ended December 31, 2017 is as follows:

		Weighted
		Average
	Number of Options	Exercise Price
Outstanding, January 1, 2018	1,400,000	$2.04
Granted	-	-
Cancelled	50,000	-
Outstanding, March 31, 2018	1,350,000	$2.04
Exercisable, March 31, 2018	1,350,000	$2.04

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

e)	Stock-based Compensation – continued

		Weighted
		Average
	Number of Options	Exercise Price
Outstanding, January 1, 2017	1,417,000	$2.89
Granted	75,000	1.64
Expired	(77,000)	0.65
Cancelled	(15,000)	0.99
Outstanding, December 31 2017	1,400,000	$2.04
Exercisable, December 31, 2017	1,400,000	$2.04

As at March 31, 2018, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.36 - $1.64 (2017 $0.36 – $1.64) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 3.21 years (2017: 2.41 years).

f)	Escrow Shares

Pursuant to the acquisition described in Note 6.

i)

Nil (December 31, 2016: Nil; December 31, 2015: 170,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year-ended December 31, 2017, Nil shares were released from escrow (year ended December 31, 2016: 170,000; year ended December 31, 2015: nil) and nil shares were cancelled during the years ended December 31, 2017, 2016 and 2015. The Company recognized a fair value of $nil, (December 31, 2016: $341,000; December 31, 2015: $nil) as stock based compensation expense in the statement of operations for the period.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

	g)	Warrants denominated in a foreign currency

As at March 31, 2018, the number of warrants denominated in another currency is Nil (2017 – Nil).

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

Weighted
	Warrants	Average
	Outstanding	Exercise Price
Outstanding, December 31, 2017	-	-
Exercised	-	-
Expired	-	-
Outstanding, March 31, 2018	-	$-

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

h)	Warrants

The number of warrants outstanding at December 31, 2017, each exercisable into one common share, is as follows:

		Weighted
	Warrants	Average
	Outstanding	Exercise Price	Expiry
May 9, 2014	309,983	$ 5.00	May 9, 2018	**
May 21, 2014	60,200	$ 5.00	May 21, 2018	*
June 16, 2014	66,600	$ 5.00	June 16, 2018	**
June 25, 2015	657,509	$ 5.10	June 25, 2018
October 28, 2016	7,786,181	$ 0.85	October 28,2018
October 28, 2016	316,091	$ 0.85	October 28,2018
December 28, 2016	719,368	$ 1.10	December 28, 2018
February 24, 2017	2,721,604	$ 2.00	February 24, 2020
Outstanding, March 31, 2018	12,637,536	$ 1.50

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

h)	Warrants – continued

	Warrants	Weighted Average
	Outstanding	Exercise Price
Outstanding, December 31, 2016	10,848,439	$1.65
Issued	2,721,604	2.00
Exercised	(408,818)	0.85
Outstanding, March 31, 2017	13,161,225	$1.50
Issued	2,721,604	2.00
Exercised	(28,300)	0.85
Expired	(384,027)	0.45
Outstanding, December 31, 2017	12,748,898	$1.50
Expired	(111,362)	0.45
Outstanding, March 31, 2018	12,637,536	$1.50

*On April 13, 2016, the Company received approval from the TSX Venture Exchange (the “TSXV”) to extend the term of 204,356 share purchase warrants (the “Warrants”). The original term of 164,356 of the Warrants was two years and expired on April 10, 2015 and the original term of 40,000 of the Warrants was two years and expired on May 21, 2015. The Company previously received an extension from the TSXV for an additional year for the Warrants so that 164,356 Warrants were to expire on April 10, 2016 and 40,000 Warrants were to expire on May 21, 2016. The Company proposed to extend the expiry date for a further one-year period to April 10, 2017 for 164,356 of the Warrants and to May 21, 2017 for 40,000 of the Warrants.

**The Company also announced that it has applied to the TSXV for approval to amend the exercise price of 73,700 warrants (the “2014 Warrants”) issued pursuant to the private placement announced on May 20, 2014 from $10.00 to $5.00 for the first year and from $12.50 to $5.00 for the second year, and to extend the expiry date from May 20, 2016 to May 20, 2018. The exercise period for the 2014 Warrants will also be amended by reducing the exercise period to 30 days if, for any consecutive trading days during the unexpired term of the 2014 Warrants, the closing price of the Company’s listed shares exceeds $6.25.

i)	Agent’s Options

As at March 31, 2018, there were no outstanding agent’s options outstanding.

The number of agent’s options outstanding at March 31, 2017 each exercisable into one unit of the Company, is as follows:

		Weighted	Expiry
	Agent’s	Average
	Options	Exercise
	Outstanding	Price
June 25, 2015	30,607	$3.10	June 25, 2017 (Note 7(b))
November 20, 2015	13,912	$3.10	November 20, 2017 (Note 7(b))
December 23, 2015	952	$3.10	December 23, 2017 (Note 7(b))
Outstanding, March 31, 2017	45,471	$3.10

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

8.	Related Party Transactions Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31, 2018	December 31, 2017
Companies controlled by directors of the Company	$15,250	$15,250
Directors or officers of the Company	347,647	294,447
	$362,897	$309,697

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	Three months ended
	March 31, 2018	March 31, 2017
Research and development	$30,000	$30,000
	$30,000	$30,000

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended
	March 31, 2018	March 31, 2017
General and administrative – salaries	$60,000	$60,000
Directors’ fees	13,750	13,750
Stock-based compensation	-	115,800
	$73,750	$189,550

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

9.	Financial Instruments and Risk Management

As at March 31, 2018, the Company’s financial instruments are comprised of cash, GIC, accounts payable and accrued liabilities, and warrants. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

•	Currency risk;
•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At March 31, 2018 the Company held US dollar cash balances of $84,338 (US$17,324). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$843 (US$173) on the cash balance held March 31, 2018.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

9.	Financial Instruments and Risk Management – continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at March 31, 2018:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	1,251,511	1,251,511

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Classification and measurement of financial assets and liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Financial Assets

A financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets which consist primarily of cash and cash equivalents, and amounts receivable are classified at amortized cost.

Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company’s financial assets measured at amortized cost and subject to ECL model include cash and cash equivalents, and amounts receivable.

The adoption of the ECL impairment model had no impact on the carrying amounts of the Company's financial assets on the transition date given the amounts receivable are substantially all current and there has been minimal historical customer default. Moreover, cash and cash equivalents have not been subject to historical credit risk.

Financial liabilities and equity

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities.

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

9.	Financial Instruments and Risk Management – continued

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

The Company’s financial instruments include cash, accounts payable and accrued liabilities and due to related parties. The carrying values of these financial instruments approximate their fair value due to their short-term maturity. Cash is the only financial asset that is measured at fair value subsequent to initial recognition, which is measured based on level 1 input of the fair value hierarchy.

There were no changes to the Company’s fair value measurement levels during the year ended March 31, 2018 (2017: no change).

10.	Commitments

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement. The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement. No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company’s management is actively seeking to continue discussions and/or negotiations. Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the in the ordinary course of operations. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company’s financial position.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

11.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders’ equity and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program. Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company’s approach to capital management during the three-month period ended March 31, 2018.

12.	Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(Stated in Canadian Dollars)
(Unaudited)

13.	Events after the Reporting Date

i)

On April 30th of 2018, the Company announced that it has signed a New Binding Term Sheet (“New Term Sheet”) with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") to form a strategic partnership in Greater China (Mainland China, Hong Kong, Macau, and Taiwan) (the “Territory”).

Pursuant to the Original Binding Term Sheet (“Original Term Sheet”) announced on January 16, 2018, YOFOTO paid a deposit of USD $650,000 on January 12, 2018. As part of the intent to form a strategic partnership (the “Transaction”), YOFOTO will receive an exclusive license for RepliCel's tendon regeneration cell therapy (RCT-01) in development, skin rejuvenation cell therapy (RCS-01) in development, and its injection technology in development for dermal applications (RCI-02) (excluding hair-related treatments) for the Territory.

In the Original Term Sheet, the investment is by way of the purchase of common shares at CDN$0.54 per Share, which is a premium over the 20-day average market price to reflect the accompanying license to YOFOTO in the Term Sheet. The Company has also agreed to issue share purchase warrants equal to 10% of the number of Shares issued, which warrants will be exercisable at CDN$0.54 per Share for a period of two years. The New Term Sheet, similarly structured, involves a smaller up-front investment of CDN $5,090,000 at CDN $0.95 per share plus 20% warrant coverage exercisable at CDN $0.95 per share for a period of two years. Should the Definitive Agreement not be signed by the Company and YOFOTO, RepliCel will have to return the USD $650,000 deposit currently held in escrow and the deal will become unenforceable. Closing of the Transaction is subject to execution of definitive agreements for the Transaction, receipt of approval of the TSX Venture Exchange, and other applicable regulatory authorities including but not limited to the reviews and approvals by State Administration of Foreign Exchange of China and other Chinese foreign investment regulatory authorities.

Additionally, the New Term Sheet commits YOFOTO to another CAD $1,000,000 in potential post-commercial non- dilutive milestone payments, several million in dedicated program funding in Greater China over the next five years, and future royalty payments calculated on gross product sales in the Territory.

The deposit already paid by YOFOTO pursuant to the original term sheet, remains in escrow to be applied to the investment upon execution of the final agreements.

As part of the Transaction, the Company has agreed to grant YOFOTO certain financing participation rights along with a board seat nomination.

ii)

Subsequent to its year-ended December 31, 2017, the Company also announced its intention to settle debt in the amount of $37,010. (US$30,000) owed by the Company to one creditor by the issuance of 78,745 common shares of the Company at a price of $0.47 per Share.

The proposed debt settlement is subject to the approval of the TSX Venture Exchange and entry into a debt settlement agreement with the creditor.

	iii)	On May 9 and 24 of 2018, 309,983 and 60,200 number of warrants exercisable at $5 had respectively expired unexercised.